Exhibit (k)(4)

THIRD AMENDED AND RESTATED EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

This Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Agreement”) is made this day of May 2018, by and between NORTHSTAR REAL ESTATE CAPITAL INCOME FUND, a Delaware statutory trust (the “Fund”), and Colony NorthStar FV HOLDINGS, LLC (formerly, NSAM FV HOLDINGS, LLC), a Delaware limited liability company (“Colony NorthStar FV”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, CNI RECF Advisors, LLC (the “Advisor”) is the investment adviser to the Fund and NorthStar Real Estate Capital Income Master Fund, and is an affiliate of Colony NorthStar FV;

WHEREAS, the Fund and the Advisor entered into an Amended and Restated Investment Advisory Agreement dated as of May 23, 2017, with an effective date as of February 23, 2017 (the “Advisory Agreement”);

WHEREAS, the original Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and Colony NorthStar FV on July 13, 2017, the First Amended and Restated Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and Colony NorthStar FV on September 29, 2017 and the Second Amended and Restated Expense Support and Conditional Reimbursement Agreement was entered into by the Fund and Colony NorthStar FV on April 27, 2018 (collectively, the “Original Agreement”); and

WHEREAS, the Fund and Colony NorthStar FV desire to amend and restate the Original Agreement to set forth in full their respective rights and obligations with respect to each other.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.                  Colony NorthStar FV Expense Payments to the Fund.

(a)               Commencing with the calendar quarter ended March 31, 2017 and on a quarterly basis thereafter (or more frequently as may be requested by the Fund), Colony NorthStar FV shall, reimburse the Fund for expenses (excluding offering expenses) and/or provide additional support payments in an amount equal to the difference between the Fund’s cumulative distributions to shareholders for the applicable quarter in which a record date has occurred less Available Operating Funds (defined below) received by the Fund on account of its investment portfolio for such quarter. Any payments required to be made by Colony NorthStar FV pursuant to this Agreement shall be referred to herein as an “Expense Payment.” “Available Operating Funds” means the Fund’s net investment income (plus offering expenses) for such quarter minus Reimbursement Payments (as defined below), if any, payable to Colony NorthStar FV during such quarter pursuant to Section 2(a).

(b)               Colony NorthStar FV’s obligation to make an Expense Payment shall automatically become a liability of Colony NorthStar FV and the right to such Expense Payment shall be an asset of the Fund on each day that the Fund’s net asset value is calculated. The Expense Payment for any calendar quarter shall be paid by Colony NorthStar FV to the Fund in any combination of cash or other immediately available funds, and/or offset against amounts due from the Fund to Colony NorthStar FV or the Advisor, no later than the earlier of (i) the date on which the Fund closes its books for such calendar quarter and (ii) 45 days after the end of such calendar quarter (the “Expense Payment Date”).

2.                  Reimbursement of Expense Payments by the Fund.

(a)               Following any calendar quarter in which Available Operating Funds in such calendar quarter exceed the cumulative distributions to the Fund’s shareholders for which a record date has occurred (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay to the extent the Fund has cash available to pay, such Excess Operating Funds, or a portion thereof in accordance with Sections 2(b), 2(c) and 2(d), as applicable, to Colony NorthStar FV until such time as all Expense Payments made by Colony NorthStar FV to the Fund within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Fund pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.”

(b)               Subject to Section 2(c), the amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such calendar quarter and (ii) the aggregate amount of all Expense Payments made by Colony NorthStar FV to the Fund within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Fund to Colony NorthStar FV.

(c)               Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment for any calendar quarter shall be made if (i) the annualized rate of regular distributions declared by the Fund at the time of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the Fund at the time the Expense Payment was made to which such Reimbursement Payment relates or (ii) the Operating Expense Ratio as of such Reimbursement Date (as defined below) is greater than the Operating Expense Ratio as of the Expense Payment Date attributable to such specified Expense Payment.

(d)               The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund and the right to such Reimbursement Payment shall be an asset of Colony NorthStar FV on each day that the Fund’s net asset value is calculated. The Reimbursement Payment for any calendar quarter shall be paid by the Fund to Colony NorthStar FV in any combination of cash or other immediately available funds as promptly as possible following such calendar quarter and in no event later than 45 days after the end of such calendar quarter (the “Reimbursement Date”). Any Reimbursement Payments shall be deemed to have reimbursed Colony NorthStar FV for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2.

(e)               For purposes of this Agreement, the following definitions shall apply:

(i)                 “Net Operating Expenses” shall mean the sum of all Operating Expenses, excluding the following: (1) organization and offering expenses, (2) the Base Management Fee (as defined in the Advisory Agreement), (3) the Incentive Fee (as defined in the Advisory Agreement) and (4) any interest expense attributable to indebtedness incurred by the Fund, as of the applicable period;

(ii)              “Operating Expenses” for any period shall mean all costs and expenses paid or incurred by or on behalf of the Fund, as determined under U.S. generally accepted accounting principles, including, without limitation any interest expense attributable to indebtedness incurred by the Fund for such period and any fees payable to the Advisor pursuant to the Advisory Agreement; and

(iii)            “Operating Expense Ratio” shall mean Net Operating Expenses, as of the applicable period, expressed as a percentage of the average net assets of the Fund as of the relevant measurement date.

3.                  Termination and Survival.

(a)               This Agreement shall become effective as of the date of this Agreement.

(b)               This Agreement may be terminated at any time, without the payment of any penalty, by the Fund or Colony NorthStar FV, with or without notice.

(c)               This Agreement shall automatically terminate in the event of (i) the termination by the Fund of the Advisory Agreement, (ii) an assignment (as that term is defined under the 1940 Act) of the Advisory Agreement, or (iii) the board of trustees of the Fund makes a determination to dissolve or liquidate the Fund.

(d)               Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to Colony NorthStar FV.

4.                  Miscellaneous.

(a)               The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)               This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated as a closed-end management investment company registered under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Second Amended and Restated Declaration of Trust or Bylaws, as each may be amended or restated, or to relieve or deprive the board of trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

(c)               If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(d)               The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of Colony NorthStar FV.

(e)               This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND,
a Delaware statutory trust

By:
Name: Kevin P. Traenkle Title: Chief Executive Officer and President

COLONY NORTHSTAR FV HOLDINGS, LLC,
a Delaware limited liability company

By:
Name: Ronald M. Sanders Title: Vice President

[Signature Page to Multi-Class Fund Third Amended and Restated

Expense Support and Conditional Reimbursement Agreement]